UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES ACT OF 1934

Tan Range Exploration Corporation
(Exact name of registrant as specified in its charter)
Alberta, Canada	N/A
(State of incorporation or organization) 93 Benton Hill Road, Sharon, CT	(IRS Employer Identification Number) 06069
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Name of exchange on which each class is to be registered
Common Shares	American Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c), please check the following box.

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant the General Instruction A.(d), please check the following box.

Securities Act registration statement file number to which this form relates:        N/A           (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

Common Shares

All issued and outstanding common shares are fully paid and non-assessable.  Each holder of record of common shares is entitled to one vote for each common share so held on all matters requiring a vote of shareholders, including the election of directors.  The holders of common shares will be entitled to dividend on a pro-rata basis, if and when as declared by the board of directors.  There are no preferences, conversion rights, preemptive rights, subscription rights or restrictions or transfers attached to the common shares.  In the event of liquidation, dissolution, or winding up of the Company, the holders of common shares are entitled to participate in the assets of the Company available for distribution after satisfaction of the claims of creditors.

Item 2. Exhibits.

The Articles and Bylaws of Tan Range Exploration Corporation are incorporated by reference to Exhibit 1 of Item 19 of its Registration Statement on Form 20-F filed with the Commission on March 15, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

TAN RANGE EXPLORATION CORPORATION

(Registrant)

Date:

__May 10, 2005___________________

By:

__”James E. Sinclair”______________

Name: _James E. Sinclair

Title:   _Chairman and CEO

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